Globus Maritime Limited Reports Financial Results for the Quarter and Nine-Month Period Ended September 30, 2018

Athens, Greece, November 12, 2018, Globus Maritime Limited (“Globus”, the “Company”, “we”, or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the quarter and nine month period ended September 30, 2018.

I.	In Q3 2018 the Company had total comprehensive income of US$254 thousand compared to a loss of US$1,473 thousand in Q3 2017.
II.	In 9M 2018, Total revenues increased by about 31% compared to 9M 2017.
III.	In Q3 2018, Total revenues increased by about 27% compared to Q3 2017.
IV.	In Q3 2018, Vessel Operating expenses decreased by around 14% compared to Q3 2017.

Financial Highlights

	Three months ended		Nine months ended
	September 30,		September 30,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2018	2017	2018	2017
Total revenues	4,861	3,834	12,993	9,931
Adjusted EBITDA (1)	2,254	519	3,534	802
Total comprehensive income/(loss)	254	(1,473)	(2,219)	(5,198)
Basic earnings/(loss) per share (2)	0.08	(0.53)	(0.69)	(2.15)
Time charter equivalent rate (“TCE”) (3)	10,317	7,621	9,254	6,620
Average operating expenses per vessel per day	4,453	5,160	5,370	4,917
Average number of vessels	5.0	5.0	5.0	5.0

(1)	Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of EBITDA to total comprehensive income(loss) and net cash generated from operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.

(2)	Shares and per share data give effect to the 1-for-10 reverse stock split, approved on October 8, 2018, and became effective on October 15, 2018.The weighted average number of shares for the nine month period ended September 30, 2018 was 3,198,894 compared to 2,414,814 shares for the nine month period ended September 30, 2017. The weighted average number of shares for the three month period ended September 30, 2018 was 3,204,271 compared to 2,767,769 shares for the three month period ended September 30, 2017.

(3)	Daily Time charter equivalent rate (“TCE”) is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Daily TCE to Voyage revenues.

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate five dry bulk carriers, consisting of four Supramax and one Panamax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Weighted Average Age: 10.6 Years as of September 30, 2018					300,571

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

Current Fleet Deployment

All our vessels are currently operating on short term time charters (“on spot”).

Management Commentary

Athanasios Feidakis, President, Chief Executive Officer and Chief Financial Officer of Globus Maritime Limited, stated:

“After four long years, we are pleased to report our return to profitability.”

“Our effort to control costs as well as the strengthening of the market led us to positive quarterly results. We managed to decrease our operational costs by about 25% compared to last quarter without hampering our operational ability and utilization of the fleet.

“We are very encouraged to see an improved sentiment across all sectors compared to a year ago. In the Dry Bulk sector, not only have we experienced a higher BDI, but also the demand for dry bulk vessels is picking up significantly during the recent months with rates increasing in the Atlantic and Pacific basins. As a result, we have enjoyed higher rates and this is evident in our results for the third quarter and nine months. In Q3 2018, total revenues increased by about 27% compared to Q3 in 2017, resulting in a total comprehensive income of $254 thousand. During the first nine months of 2018, overall total revenues increased by about 31% compared to the nine month period in 2017. We are delighted with our performance and overall improvement of the dry bulk sector.

“Additionally we are pleased to report our recent developments are as follows:

•	On October 29, 2018 and following our Reverse Split effect of October 15, 2018 we have received notice from NASDAQ Stock Exchange that we have regained compliance with the price of $1.00 per share minimum closing bid price requirement for continued listing on the NASDAQ Capital Market, pursuant to the NASDAQ marketplace rules.

•	In that same month, the Company signed a non-binding term sheet with a first class international bank for up to US$14 million in order to refinance two of its vessels. The transaction should close on or about December 15, 2018;

•	Furthermore, at present we are working in reaching an agreement with an entity that may be deemed an affiliated party through common control. The potential transaction is comprised of a revolving credit facility agreement of up to US$15 million.

“Once all the above take effect we will work with a restored balance sheet with significant liquidity being available to us so we may start looking at accretive acquisition opportunities to enhance not only shareholder value but also stabilize the financial growth of our company”

Third quarter of the year 2018 compared to the third quarter of the year 2017

Total comprehensive income for the third quarter of the year 2018 amounted to $0.3 million or $0.08 basic earnings per share based on 3,204,271 weighted average number of shares, compared to total comprehensive loss of $1.5 million for the same period last year or $0.53 basic loss per share based on 2,767,769 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the total comprehensive income during the third quarter of 2018 compared to the total comprehensive loss for the corresponding quarter in 2017 (expressed in $000’s):

3rd Quarter of 2018 vs 3rd Quarter of 2017

Net loss for the 3rd quarter of 2017	(1,473)
Increase in Voyage revenues	1,027
Decrease in Voyage expenses	370
Decrease in Vessels operating expenses	326
Decrease in Depreciation	31
Increase in Depreciation of dry docking costs	(102)
Decrease in Total administrative expenses	6
Increase in Other income, net	8
Decrease in Interest expense and finance costs	57
Decrease in Foreign exchange losses	4
Net income for the 3rd quarter of 2018	254

Voyage revenues

During the three-month period ended September 30, 2018 and 2017, our revenue reached $4.9 million and $3.8 million respectively. The increase in Voyage revenues was mainly attributed to the increase in the average time charter rates achieved by our vessels during the third quarter of 2018 compared to the same period in 2017. Time Charter Equivalent rate (“TCE”) for the third quarter of 2018 amounted to $10,317 per vessel per day against $7,621 per vessel per day during the same period in 2017 corresponding to an increase of 35%.

Voyage expenses

Voyage expenses reached $0.1 million during the third quarter of 2018 compared to $0.5 million during the same period last year. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the third quarter of 2018 and 2017 are analyzed as follows:

In $000’s	2018	2017
Commissions	79	63
Bunkers expenses	45	380
Other voyage expenses	9	43
Total	116	486

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, decreased by $0.4 million or 17% to $2.0 million during the three month period ended September 30, 2018 compared to $2.4 million during the same period in 2017. The breakdown of our operating expenses for the quarters ended September 30, 2018 and 2017 was as follows:

	2018	2017
Crew expenses	56%	50%
Repairs and spares	19%	24%
Insurance	9%	7%
Stores	8%	10%
Lubricants	4%	6%
Other	4%	3%

Average daily operating expenses during the three-month periods ended September 30, 2018 and 2017 were $4,453 per vessel per day and $5,160 per vessel per day respectively, corresponding to a decrease of 14%.

Nine month period ended September 30, 2018 compared to the nine month period ended September 30, 2017

Total comprehensive loss for the nine month period ended September 30, 2018 amounted to $2.2 million or $0.69 basic loss per share based on 3,198,894 weighted average number of shares, compared to total comprehensive loss of $5.2 million for the same period last year or $2.15 basic loss per share based on 2,414,818 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the decrease of the total comprehensive loss for the nine month period ended September 30, 2018 compared to the total comprehensive loss ended September 30, 2017 (expressed in $000’s):

9 month period of 2018 vs 9 month period of 2017

Net loss for the 9 month period of 2017	(5,198)
Increase in Voyage revenues	3,093
Decrease in Management fee income	(31)
Decrease in Voyage expenses	285
Increase in Vessels operating expenses	(619)
Decrease in Depreciation	219
Increase in Depreciation of dry docking costs	(190)
Decrease in Total administrative expenses	67
Decrease in Other income, net	(63)
Decrease in Interest expense and finance costs	19
Decrease in Foreign exchange losses	199
Net loss for the 9 month period of 2018	(2,219)

Voyage revenues

During the nine month period ended September 30, 2018 and 2017, our Voyage revenue reached $13 million and $9.9 million respectively. The 31% increase in revenue was mainly attributed to the increase in the average time charter rates achieved by our vessels during the nine month period ended September 30, 2018 compared to the same period in 2017. Time Charter Equivalent rate (“TCE”) for the nine month period in 2018 amounted to $9,254 per vessel per day against $6,620 per vessel per day during the same period in 2017 corresponding to an increase of 40%.

Voyage expenses

Voyage expenses reached $0.7 million during the nine month period ended September 30, 2018 compared to $1 million during the same period last year. Voyage expenses include commissions on revenue, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the nine month period in 2018 and 2017 are analyzed as follows:

In $000’s	2018	2017
Commissions	209	166
Bunkers expenses	368	721
Other voyage expenses	148	123
Total	725	1,010

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $7.3 million during the nine month period ended September 30, 2018 compared to $6.7 million during the same period in 2017. The breakdown of our operating expenses for the nine month period ended September 30, 2018 and 2017 was as follows:

	2018	2017
Crew expenses	48%	52%
Repairs and spares	27%	23%
Insurance	6%	8%
Stores	10%	8%
Lubricants	5%	6%
Other	4%	3%

Average daily operating expenses during the nine periods ended September 30, 2018 and 2017 were $5,370 per vessel per day and $4,914 per vessel per day respectively, corresponding to an increase of 9%.

Interest expense and finance costs

Interest expense and finance costs reached $1.6 million during the nine month period ended September 30, 2018 and 2017. The weighted average interest rate on our debt outstanding during the nine month period ended September 30, 2018 reached 4.8% compared to 3.7% during the same period last year. Our weighted average debt outstanding during the nine month period in 2018 was $40.4 million compared to $47.5 million during the same period last year. Interest expense and finance costs for the nine month period in 2018 and 2017 are analyzed as follows:

In $000’s	2018	2017
Interest payable on long-term borrowings	1,483	1,332
Bank charges	22	25
Amortization of debt discount	56	64
Other finance expenses	5	164
Total	1,566	1,585

Liquidity and capital resources

As of September 30, 2018 and 2017, our cash and bank balances and bank deposits were $0.8 million and $0.2 million respectively.

In October the Company has signed a non-binding term sheet with a first class international bank for up to US$14 million in order to refinance two of its vessels. The proposed loan would carry a 5 year tenor and an interest of LIBOR + 4.25%.  Both  parties are working together on documentation and all customary closing steps.  We expect to close on the loan around December 15, 2018.

At present we are in process of reaching an agreement with an entity that may be deemed an affiliated party through common control. The potential transaction is comprised of a revolving credit facility agreement of up to US$15 million. This facility is expected to have a tenor of 2 years and an interest rate of 7% per annum (plus a default interest rate) as well as a prepayment conversion clause where the Company in its sole option shall have the right to convert in whole or in part any outstanding unpaid principal amount and accrued but unpaid interest at a 20% discount off the 10 day volume weighted average price of our common shares.  The Company expects to close on the transaction in 2018.

Net cash generated from operating activities for the three month period ended September 30, 2018 was $1.2 million compared to net cash generated from operating activities of $1.8 million during the respective period in 2017. The $0.6 million decrease in our cash from operations was mainly attributed to the negative movement of working capital during the third quarter of 2018 compared to the negative one during the respective period in 2017.

Net cash generated from operating activities for the nine month period ended September 30, 2018 was $2.5 million compared to net cash provided from operating activities of $0.6 million during the respective period in 2017. The $1.9 million increase in our cash from operations was mainly attributed to the $2.7 million increase in our adjusted EBITDA from $0.8 million during the nine month period in 2017 to $3.5 million during the nine month period under consideration.

Net cash generated from/(used in) financing activities during the three-month and nine-month periods ended September 30, 2018 and 2017 were as follows:

	Three months ended September 30,		Nine months ended September 30,
In $000’s	2018	2017	2018	2017

Proceeds from issuance of share capital	-	800	600	5,811
Net proceeds from shareholders loan	-	280	-	280
Repayment of long term debt	(1,549)	(2,713)	(3,793)	(4,119)
Restricted cash	-	-	210	-
Interest paid	(542)	(584)	(1,462)	(2,814)
Net cash (used in)/ generated from financing activities	(2,091)	(2,217)	(4,445)	(842)

As of September 30, 2018, we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreement with DVB Bank SE and the Loan agreement with HSH Nordbank AG of an aggregate of $37.9 million compared to $41.9 million as of September 30, 2017, gross of unamortized debt discount.

Exercise of Warrants

In January 2018, an investor partially exercised his warrant by purchasing 375,000 of the Company’s common shares for aggregate gross proceeds to the Company of $600,000. For guidance please refer to our last published Annual Report discussing in detail t the Company’s Share and Warrant Purchase Agreement of February 8, 2017 (“February 2017 private placement”).

As of September 30, 2018, in connection with the February 2017 private placement, the February 2017 Warrants outstanding were exercisable for an aggregate of 3,052,321 common shares.

Gaining Compliance with NASDAQ Capital Market

On May 4, 2018, the Company received written notification from The Nasdaq Stock Market (“Nasdaq”) dated April 30, 2018, indicating that because the closing bid price of its common stock for the last 30 consecutive business days was below $1.00 per share, the Company no longer met the minimum bid price continued listing requirement for the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until October 29, 2018.

On October 8, 2018 the Company determined to effect a 1-for-10 reverse stock split in order to regain compliance with the Nasdaq Capital Market concerning the minimum bid price requirement.  On October 15, 2018, the Company had the 1-for-10 reverse stock split effected and on October 29, 2018 it received notification from Nasdaq that it had regained compliance with the minimum bid price and the matter is now closed.

CONSOLIDATED FINANCIAL & OPERATING DATA

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
(in thousands of U.S. dollars, except per share data)	(unaudited)		(unaudited)
Statement of comprehensive income data:
Voyage revenues	4,861	3,834	12,993	9,900
Management fee income	-	-	-	31
Total Revenues	4,861	3,834	12,993	9,931

Voyage expenses	(116)	(486)	(725)	(1,010)
Vessel operating expenses	(2,048)	(2,374)	(7,331)	(6,712)
Depreciation	(1,159)	(1,190)	(3,440)	(3,659)
Depreciation of dry docking costs	(279)	(178)	(772)	(582)
Administrative expenses	(323)	(346)	(1,002)	(1,238)
Administrative expenses payable to related parties	(131)	(114)	(398)	(229)
Share-based payments	(10)	(10)	(30)	(30)
Other income, net	21	15	27	90
Operating profit/(loss) before financing activities	817	(849)	(678)	(3,439)
Interest expense and finance costs	(540)	(597)	(1,566)	(1,585)
Foreign exchange (losses)/gains, net	(23)	(27)	25	(174)
Total finance costs, net	(563)	(624)	(1,541)	(1,759)
Total comprehensive income/(loss) for the period	254	(1,473)	(2,219)	(5,198)

Basic & diluted (loss)/earnings per share for the period(1)	0.08	(0.53)	(0.69)	(2.15)
Adjusted EBITDA (1)	2,254	519	3,534	802

(1) Shares and per share data give effect to the 1-for-10 reverse stock split, approved on October 8, 2018, and became effective on October 15, 2018. The weighted average number of shares for the nine month period ended September 30, 2018 was 3,198,894 compared to 2,414,814 shares for the nine month period ended September 30, 2017. The weighted average number of shares for the three month period ended September 30, 2018 was 3,204,271 compared to 2,767,769 shares for the three month period ended September 30, 2017.

(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and
•	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted EBITDA to total comprehensive income/(loss) and net cash generated from operating activities for the periods presented:

	Three months ended		Nine months ended
	September 30,		September 30,
(Expressed in thousands of U.S. dollars)	2018	2017	2018	2017
	(Unaudited)		(Unaudited)
Total comprehensive income/(loss) for the period	254	(1,473)	(2,219)	(5,198)
Interest and finance costs, net	540	597	1,566	1,585
Foreign exchange gains net,	23	27	(25)	174
Depreciation	1,159	1,190	3,440	3,659
Depreciation of dry docking costs	278	178	772	582
Adjusted EBITDA	2,254	519	3,534	802
Share-based payments	10	10	40	30
Payment of deferred dry docking costs	(227)	(508)	(517)	(685)
Net (increase)/decrease in operating assets	(64)	175	(676)	311
Net (decrease)/increase in operating liabilities	(684)	1,654	147	708
Provision for staff retirement indemnities	2	1	4	3
Foreign exchange gains net, not attributed to cash & cash equivalents	(9)	(23)	(21)	(45)
Net cash generated from operating activities	1,282	1,828	2,511	1,124

	Three months ended		Nine months ended
	September 30,		September 30,
(Expressed in thousands of U.S. dollars)	2018	2017	2018	2017
	(Unaudited)		(Unaudited)
Statement of cash flow data:
Net cash generated from operating activities	1,282	1,828	2,511	1,124
Net cash (used in)/generated from investing activities	(14)	(219)	(57)	(227)
Net cash (used in)/generated from financing activities	(2,091)	(2,217)	(4,445)	(842)

			As of September 30,	As of December 31,
(Expressed in thousands of U.S. Dollars)			2018	2017
			(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net			84,177	87,320
Other non-current assets			69	53
Total non-current assets			84,246	87,373
Cash and bank balances and bank deposits			765	2,756
Other current assets			1,940	1,474
Total current assets			2,705	4,230
Total assets			86,951	91,603
Total equity			42,389	43,968
Total debt net of unamortized debt discount			37,801	41,538
Other liabilities			6,761	6,097
Total liabilities			44,562	47,635
Total equity and liabilities			86,951	91,603

Consolidated statement of changes in equity:

	Issued share	Share	(Accumulated	Total
(Expressed in thousands of U.S. Dollars)	Capital	Premium	Deficit)	Equity
As at December 31, 2017	126	139,571	(95,729)	43,968
Loss for the period	-	-	(2,219)	(2,219)
Issuance of common stock due to exercise of warrants (1)	2	598	-	600
Share-based payments	-	40	-	40
As at September 30, 2018	128	140,209	(97,948)	42,389

(1) Following the “February 2017 private placement”, warrants to buy 37,500 common shares were exercised in January 2018.

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Ownership days (1)	460	460	1,365	1,365
Available days (2)	460	439	1,326	1,343
Operating days (3)	449	427	1,296	1,310
Fleet utilization (4)	97.7%	97.2%	97.8%	97.5%
Average number of vessels (5)	5.0	5.0	5.0	5.0
Daily time charter equivalent (“TCE”) rate (6)	10,317	7,621	9,254	6,620
Daily operating expenses (7)	4,453	5,160	5,370	4,917

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues less net revenues from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)
Voyage revenues	4,861	3,834	12,993	9,900
Less: Voyage expenses	116	486	725	1,010
Net revenue excluding bareboat charter revenue	4,745	3,348	12,268	8,890
Available days net of bareboat charter days	460	439	1,326	1,343
Daily TCE rate*	10,317	7,621	9,254	6,620

* Subject to rounding.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of five dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate five vessels with a total carrying capacity of 300,571 Dwt and a weighted average age of 10.6 years as of September 30, 2018.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com